# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERISERV FINANCIAL INC /PA/, CIK 0000707605
CUSIP: 03074Al02
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15901
Date of event which requires filing of this statement: 04/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001437749-24-012669
Filed by CIK 0001988062
Persons authorized to receive notices and communications: Bryan Abbott, c/o SB Value Partners, L.P., 1903 San Pedro Ave., San Antonio, Texas (TX), 78212-3310, 210-483-5050

## Reporting persons
- SB Value Partners, L.P. (CIK 0001988062): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,350,763; shared voting power 0; sole dispositive power 1,350,763; shared dispositive power 0; aggregate amount beneficially owned 1,350,763 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: AMERISERV FINANCIAL INC /PA/
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15901
Comment: This Amendment No. 1 to the Schedule 13D (this "Amendment") amends and supplements the initial Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on April 22, 2024 (together with this Amendment, the "Schedule 13D" or the "Statement"). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

"Pursuant to various open market transactions on February 26, 2025 and February 27, 2025, the Reporting Person purchased, on behalf of the Client, an aggregate of 31,744 additional shares of Common Stock for an aggregate purchase price of approximately $82,493 in cash. The funds used for the purchase of these additional shares of Common Stock reported in this Amendment were derived from the Working Capital of the Client."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

"On April 15, 2025, the Issuer entered into a Consulting Agreement (the "Consulting Agreement") with the Reporting Person. Under the Consulting Agreement, the Reporting Person has been engaged by the Issuer to perform, over the next four years, general consulting and advisory services related to the operations and business of the Issuer's wealth management division, including in the areas of promoting business efficiencies and growth of assets under management. In consideration of such consulting and advisory services, the Issuer agreed to issue to the Reporting Person, without additional consideration upon the occurrence of a Vesting Event (as defined below), 350,000 shares (the "Performance Fee Shares") of Common Stock. A "Vesting Event" under the Consulting Agreement means the occurrence of (i) the Common Stock trading at or above $5.00 per share on any trading day prior to April 15, 2029; or (ii) the occurrence of a "Change of Control" (as defined in the Cooperation Agreement). If the Vesting Event has not occurred prior to the earlier of April 15, 2029, or the Termination Date (as defined below), the Issuer has no obligation to issue, and the Reporting Person will not be entitled to receive, the Performance Fee Shares. The issuance of the Performance Fee Shares will be subject to the receipt by the Reporting Person of applicable federal and state bank regulatory approvals specified in the Consulting Agreement. In addition, the Issuer will reimburse the Reporting Person for all reasonable out-of-pocket expenses incurred by or on behalf of the Reporting Person in connection with the Consulting Agreement.

The Consulting Agreement will remain in effect until the earlier of April 15, 2029, or the termination of the Cooperation Agreement (such date, the "Termination Date"). Either party may terminate the Consulting Agreement in the event of an uncured material breach of the Consulting Agreement by the other party. The term of the Consulting Agreement may be extended at any time by mutual written agreement of the parties, with the Termination Date being extended for a corresponding timeframe.

Also, on April 15, 2025, the Issuer and the Reporting Person entered into an Amendment to Cooperation Agreement (the "Amendment to Cooperation Agreement"), pursuant to which the Cooperation Agreement was amended to (i) increase the total ownership limitation from 9.9% to 14.9%; and (ii) extend the term of the Cooperation Agreement to the later of (a) the date that immediately follows the closing of the period for submission of shareholder nominations of the Issuer's 2029 annual meeting of shareholders, or (b) the termination date of the Consulting Agreement.

The foregoing descriptions of the Consulting Agreement and the Amendment to Cooperation Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Consulting Agreement and the Amendment to Cooperation Agreement, copies of which are incorporated herein by reference to Exhibit 2 and Exhibit 3 to this Amendment, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

The percentage reported in Item 13 on the cover page hereto is based upon 16,519,267 shares of Common Stock outstanding as of March 10, 2025, according to the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the Issuer with the SEC on March 19, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date of this Amendment, Scott Barnes remains the beneficial owner of 1,641 IRA Shares.
Transactions in the class effected during the past sixty days:
Transactions in the Common Stock that were effected during the past sixty days by the Reporting Person are described below.

On February 26, 2025, pursuant to various open market purchases, the Reporting Person purchased, on behalf of the Client, an aggregate of 14,063 shares of Common Stock at a price of $2.50 per share.

On February 27, 2025, pursuant to various open market purchases, the Reporting Person purchased, on behalf of the Client, an aggregate of 17,681 shares of Common Stock at a price of $2.50 per share.

Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

"The information disclosed under Item 4 of this Amendment is hereby incorporated by reference into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

"2 Consulting Agreement, dated as of April 15, 2025, by and between AmeriServ Financial, Inc. and SB Value Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 16, 2025).

3 Amendment to Cooperation Agreement, dated as of April 15, 2025, by and between AmeriServ Financial, Inc. and SB Value Partners, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 16, 2025)."

## Signatures
- SB Value Partners, L.P.: /s/ Bryan Abbott, Chief Compliance Officer (04/17/2025)